October 26, 2007
VIA EDGAR AND BY HAND DELIVERY
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Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	K12 Inc. Registration Statement on Form S-1 (File No. 333-144894)
Dear Mr. Spirgel:
     We make reference to our letter (the “Response Letter”) to you, dated the date hereof, responding on behalf of K12 Inc. (the “Company”) to comments 10 and 11 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comment dated October 19, 2007 (the “Comment Letter”), to the above referenced Registration Statement. This letter supplements the Response Letter in order to provide the Staff with additional information that we believe will be helpful to the Staff in completing its analysis of the issues presented in comment 11 of the Comment Letter.
     The Company has filed, via EDGAR, this letter (tagged correspondence). For your convenience, we are sending you a copy of this letter, and will forward a courtesy copy of this letter to our examiners: Joseph Cascarano, Robert Littlepage, John Harrington and Kathleen Krebs.

October 26, 2007

     The Company believes that it will be helpful to the Staff to know the exercise price for each option grant during the period from October 1, 2006 through the date of this letter in completing its analysis of the issues presented in comment 11 to the Comment Letter. Accordingly, we re-present the chart that was contained in the Response Letter, adding a third column to reflect the exercise price of the options granted on each such exercise date.

	Fair Value of Common
Option Grant Date	Stock on Grant Date	Option Exercise Price
February 1, 2007	$0.83	$1.80
February 27, 2007	$1.08	$1.80
May 17, 2007	$1.58	$1.80
July 3, 2007	$1.82	$2.68
July 12, 2007	$1.82	$2.68
     We acknowledge the provisions of Rules 460 and 461 regarding requesting acceleration of the Registration Statement and will allow adequate time after the filing of any amendment to the Registration Statement for further review before submitting a request for acceleration.
     Once you have had time to review our responses to comments 10 and 11, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please call me at (202) 637-2275.
Sincerely,
William P. O’Neill
of LATHAM & WATKINS LLP

cc (via fax):	Ronald J. Packard Howard D. Polsky Richard D. Truesdell, Jr. Blaise F. Brennan